
Mechanic
Customers
Corporate
Money

Here are some key benefits of our Roadside Assistance & Concierge Service:


Mobile app. technology
Pay once or bundle with an at-home bundle plan
CarStart
carstart.com
Service within minutes with Concierge Service available
One-click interaction
Anyone can join
Eliminates third party service providers
Know when service tech. is on their way and arrival time
Routes service techs within minutes
Integrated with future smart cars

COVID-19 Relief

- *Investors may cancel an investment commitment for any reason within 48 hours from the time of his or her investment commitment (or such later period as the issuer may designate)*
- *This offering has been launched with financial information that has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. This is pursuant to the SEC's temporary COVID-19 regulatory relief as described in Regulation Crowdfunding §227.201(z).*
- *The issuer may close the offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to paragraph (z)(1)(iv)(A) of this section has lapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).*
- *If an investor does not cancel an investment commitment within 48 hours from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.*

Save

Our Terms

Revenue Share
Security Type

Not familiar with revenue share? Click Here

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Filing)

$100
Minimum Investment

1.5x
Payback Multiple

8.0%
Revenue Share

Annually
Payment Frequency

5 years
Maturity

Perk calculator

Please select potential investment amount to reveal available perks

$100

Sustainer Circle

1. Sustainer Circle

Invest $100

Benefits & Perks

$100	**Sustainer Circle** 1. **Sustainer Circle** Receives Quarterly Investor Update Newsletter
$500	**Supporter Circle** 1. **Supporter Circle** *Receives Quarterly Investor Newsletter *Supporter Circle mention on CarStart FB Read less
$1,000	**Contributor Circle** 1. **Contributor Circle** *Receives Quarterly Investor Newsletter *Contributor mention on CarStart FB page *Access to VIP special CarStart discounts Read less
$10,000	**Starter Circle** 1. **Starter Circle** *Personalized "Thank You" video from CEO *Receives Quarterly Investor Newsletter *Contributor mention on CarStart FB page *Access to VIP special CarStart discounts Read less

View less perks

Our Team



Kyle Patton FOUNDER

CEO

Founder and CEO of CarStart. Formerly, President of Stabil-loc, a US based piering manufacturing company, nationally recognized for its patented foundation system. Seasoned business strategist with extensive experience in brand development and growth.



Oscar Espinosa BOARD MEMBER

PRESIDENT

An Advertising, Branding and Marketing veteran with 30+ years of experience in TV, Radio, Digital, Events and Social Media - with strong corporate pedigree;
NBC/Universal - Telemundo, Univision, CBS and Entercom.



Phil Whiteaker BOARD MEMBER

VICE PRESIDENT

Phil Whiteaker models his professional career under the ideals of servant leadership. Whiteaker holds over 15 awards from the Kennedy Center of Performing Arts, and credits his creative approach with business to his artistic background. Phil understands the need for community involvement, and currently holds the title of Assistant Governor for Rotary International in District 611.

Our Milestones

Show All

2017 — Dec 1st

We're in business! Originally incorporated in Arkansas, but moved operations to Dallas, Texas to have better

2019 — Apr 1st

Partnership with KiwiTech

CarStart partners with KiwiTech! In April of 2019, CarStart formally contracted with the IT &

2020 — Jan 28th

CarStart App Launched

CarStart App launched

2022 — Jan 1st

Second market opens! In early 2022, CarStart is already making plans on where it's next target market will be. Maybe Austin? But maybe not?

FAQ

Q: What does the competitive landscape look like in Dallas for mobile auto service and roadside?

A: CarStart is the only mobile full service auto service and roadside company in Dallas, Texas - giving us the inside track to quick growth and multi-market expansion potential.

Q: Why CarStart?

A: In the world we live in today, everything is about convenience and easy access. Nobody likes sitting around at a service shop in a waiting room. Everyone is looking for ways to have products or services brought to their door step. This how the concept of CarStart came alive. We noticed how long customers were sitting around waiting for their vehicles to be serviced or repaired and we thought about how we could speed up this process and make it more convenient and conducive to today's lifestyle. Therefore; we decided to build an app that allows the end user to have one of our licensed and certified auto Car Specialist come to their home or place of business to execute service. Not only does our app have the ability to schedule a home or business service call, but it also has a feature for roadside assistance that is similar to UBER. Simply put - One time. One fee. With CarStart there are no membership fees, but you become part of the family at your initial use.

Q: What does the future for CarStart look like?

A: We are launching in the Dallas/Fort Worth market with an emphasis on service, repair and roadside assistance, all with the anticipation and expectation that the CarStart brand and concept will gain traction, grow and expand. in early 2021 we plan to expand the business model to other markets, namely within Texas at present. Expansion of services could also include a CarStart Concierge model and CarStart Electric Integration. Having the ability to move our brands and core concepts horizontally will allow for us to be relevant and have continued growth and profits for decades to come.

Q: Are your Car Specialist employees, gig workers, or franchisees?

Q: Can you scale quickly?

A: Our early entrance into the automotive space with this type of unique service and technology will allow us to scale quickly across the US and beyond. CarStart is a fresh, full-service mobile auto concept that is enhanced with an ever evolving technology to which we will consistently develop features and user enhancements that will allow the company to maintain its edge against competitors. We will scale quickly and efficiently.

Q: Can your team perform?

A: Synergy, dynamism and ingenuity are just a few descriptive terms for the ensemble of leadership at the helm of CarStart. Cumulatively the team brings 40+ years of experience and expertise to the company on the Sales, Marketing and Management front. The founder & CEO is an Arkansas native, who had the foresight to transplant to Dallas to give CarStart the benefits of launching and growing in a top 5 market, which will be a great market model to follow for future expansion.

Company

About Us

Our Vision

Meet the Team

Contact Us

Resources

Issuer FAQ

Investor FAQ

Glossary of Terms

Educational Materials

Blog

Legal

Terms of Use

Privacy Policy

Connect

Disclaimer

Investing in startups and early-stage companies involves risks including illiquidity, loss of investment and dilution. If you choose to invest in businesses displayed on this portal, you need to be aware and accept that (1) you should invest money you can afford to lose, (2) the stock purchased is restricted, and that investments are illiquid, (3) even if the business is successful, you might not receive any cash return on your investment for several years, (4) ordinary events in the life of the firm can cause your ownership percentage to decline, and (5) investments in early-stage companies should be done as part of a broader investment plan where the vast majority of assets are placed in safer, more liquid assets. You only will be allowed to invest with Fundopolis after you have registered and reviewed our educational materials.

Crowdfunding is a relatively new and evolving method of using the Internet to raise capital to support a wide range of ideas and ventures. An entity or individual raising funds through crowdfunding typically seeks small individual contributions from a large number of people. Individuals interested in the crowdfunding campaign – members of the "crowd" – may share information about the project, cause, idea or business with each other and use the information to decide whether to fund the campaign based on the collective "wisdom of the crowd." To learn more about crowdfunding, please visit our Educational Material and the SEC's website.

The portal provides access to investment opportunities under Regulation Crowdfunding, which was adopted by the SEC under Title III of the Jumpstart Our Business Startup Act (JOBS Act). Fundopolis www.Fundopolis.com *is a website owned by Fundopolis LLC that operates Fundopolis Portal LLC, a crowdfunding portal member of the* Financial Industry Regulatory Authority (FINRA) *and registered with the U.S. Securities and Exchange Commission (SEC). By accessing this site, you agree to be bound by the* Fundopolis Terms and Conditions *and* Privacy Policy.

Fundopolis LLC runs Fundopolis.com and is the parent company of Fundopolis Portal LLC. Fundopolis Portal LLC is a funding portal (CRD #292835) that operates sections of Fundopolis.com where Regulation Crowdfunding offerings are made. Fundopolis LLC operates sections of Fundopolis.com where some Regulation D and A offerings are made. Fundopolis LLC is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using Fundopolis.com, you accept our Terms and Privacy Policy. If investing, you accept our Investor Agreement.

version: f97d4a7